UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

KapStone Paper and Packaging Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

48562P103

(CUSIP Number)

Timothy P. Davisson
KapStone Paper and Packaging Corporation
1101 Skokie Blvd., Suite 300
Northbrook, IL 60062
847-239-8817

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48562P103

1.	Names of Reporting Persons Matthew Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 962,342

	8.	Shared Voting Power 750,000 (1)

	9.	Sole Dispositive Power 962,342

	10.	Shared Dispositive Power 750,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,712,342 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 750,000 shares of Common Stock held by the Matthew S. Kaplan, 2008 GRAT, UAD 02/27/80 (the “GRAT”).

(2) Based on 28,370,348 shares of Common Stock outstanding as of July 24, 2009, (as reported in the Issuer’s Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 2009)

CUSIP No. 48562P103

1.	Names of Reporting Persons Matthew S. Kaplan, 2008 GRAT, UAD 02/27/08 N4952-435-8

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 750,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 750,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Based on 28,370,348 shares of Common Stock outstanding as of July 24, 2009, (as reported in the Issuer’s Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 2009).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of KapStone Paper and Packaging Corporation, a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 1101 Skokie Boulevard, Suite 300, Northbrook, IL 60062.  This Schedule 13D/A amends the Schedule 13D filed by Matthew Kaplan on June 6, 2008, to reflect the expiration of warrants to purchase Common Stock of the Company (“Warrants”). Upon exercise, each Warrant entitled the Warrant holder to purchase, at an exercise price of $5.00 per share, one share of Common Stock of the Company. Mr. Kaplan was the holder of 1,112,500 shares of Common Stock issuable upon the exercise of the Warrants.

Item 2.	Identity and Background

(a)-(c)  This statement is being filed on behalf of (i) Matthew Kaplan, and (ii) the Matthew S. Kaplan, 2008 GRAT UAD 02/27/08 (the “GRAT”).  Mr. Kaplan and the GRAT are herein together sometimes called the “Reporting Persons.”  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3) or for any other purpose.

Mr. Kaplan is the President, Secretary and a director of the Company, and his principal business address is c/o KapStone Paper and Packaging Corporation, 1101 Skokie Boulevard, Suite 300, Northbrook, Illinois 60062.  Mr. Kaplan is the trustee of the GRAT.

The GRAT is a trust.  The principal address of the GRAT is 1101 Skokie Boulevard., Suite 300, Northbrook, IL 60062.

(d) and (e)  During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f)  Mr. Kaplan is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

Effective August 17, 2009, the Warrants expired. The revised securities ownership amounts set forth herein reflect the expiration of Warrants to purchase 1,112,500 shares of Common Stock owned by Mr. Kaplan.

The information set forth in Items 3 and 6 is hereby incorporated by reference into this Item 4.  Acquisitions of Common Stock by Mr. Kaplan were made for investment purposes and also as compensation for his service as an officer of the Issuer.  Mr. Kaplan is the president of the Company and a founder of the Issuer.

Mr. Kaplan and the GRAT may purchase additional shares of Common Stock or similar securities from time to time, either in brokerage transactions, in over-the counter market, in privately-negotiated transactions, or upon exercise of stock options, warrants or similar securities.  Mr. Kaplan holds stock options to acquire additional shares of Common Stock granted to him as compensation for his service to the Company.  Mr. Kaplan may, from time to time, exercise such options or be granted additional stock options or other equity awards by the Company in connection with such service.  Any decision to increase his holdings of Common Stock will depend on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.  The GRAT may acquire beneficial ownership of additional shares of Common Stock from time to time in connection with any future gifts by Mr. Kaplan.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of its/his Common Stock depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.  In addition, Mr. Kaplan may to make gifts (which may include gifts to the GRAT and other charities) of Common Stock from time to time.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock.  In addition, Mr. Kaplan is the President of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business, and affairs of the Issuer.

None of the Reporting Persons, as stockholders of the Company, has any plans or proposals other than as described herein that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Each Reporting Person may, at any time and from time to time, review or reconsider its/his position and/or its/his purpose and/or formulate plans or proposals with respect thereto.  Notwithstanding the foregoing, Mr. Kaplan, in his position as the Company’s President and Secretary, intends to approve such matters and take such actions as he deems to be in the best interests of the Company, which matters and actions could potentially involve items referenced in the first sentence of this paragraph.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Based on 28,370,348 shares of Common Stock outstanding as of July 24, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, filed with the SEC on July 30, 2009, the 1,712,342 shares of Common Stock beneficially owned by Mr. Kaplan represent approximately 6% of the outstanding Common Stock.  This total also includes the 750,000 shares of Common Stock beneficially owned by the GRAT, of which Mr. Kaplan may be deemed to have beneficial ownership by virtue of the relationship described in Item 2 above.

Except for the shares of Common Stock beneficially owned by the Reporting Persons, as of the date hereof, disclosed in this Statement, none of the Reporting Persons own any Common Stock of the Issuer or have any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

Mr. Kaplan has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities shown above as being directly owned by him.  In addition, Mr. Kaplan, as trustee of the GRAT, has shared power to vote or direct the vote of, and to dispose or direct the disposition of, all of the securities held by the GRAT.  Pursuant to the terms of the GRAT’s organizational document, action with respect to the Common Stock held by the GRAT, including the exercise of voting rights and any action to sell, option, exchange or otherwise dispose of the shares, require the approval of Mr. Kaplan.

(c)  Except as set forth below, none of the Reporting Persons has made any purchase, sale or any other transaction in the Common Stock during the 60 days preceding the filing of this Schedule 13D/A.

On August 7, 2009, Mr. Kaplan purchased 100,000 shares of Common Stock at a purchase price of $5.10 per share.

(d)  As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of the shares referred to in Item 5(a) above.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3 and 4 of this Statement and herein (and the Joint Filing Agreement filed as an Exhibit to this Statement), there are no contracts, arrangements or understandings between any of the Reporting

Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Mr. Kaplan has been granted non-qualified stock options, restricted stock and restricted stock units pursuant to Issuer’s equity incentive plan.  As of the date hereof, Mr. Kaplan has: (a) 159,650 options, all of which are scheduled to vest in accordance with their respective terms between April 5, 2009, and April 5, 2010, at an exercise price of $6.76 per share; and (b) 167,671 options, all of which are scheduled to vest in accordance with their respective terms between April 10, 2010, and April 10, 2011, at an exercise price of $6.90 per share; and (c) 167,671 options, all of which are scheduled to vest in accordance with their respective terms between May 13, 2011, and May 13, 2012, at an exercise price of $3.70 per share.  Mr. Kaplan has: (a) 54,300 shares of restricted stock with restrictions that are scheduled to lapse on April 5, 2010; and (b) 53,217 restricted stock units with restrictions that are scheduled to lapse on April 10, 2011.

Item 7.	Material to be Filed as Exhibits

See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2009
Date

/s/ Matthew Kaplan
Matthew Kaplan

MATTHEW S. KAPLAN 2008 GRAT UAD 02/27/08

/s/ Matthew Kaplan
Matthew Kaplan, Trustee

EXHIBIT INDEX

Number	Description
1	Joint Filing Agreement dated as of August 17, 2009, by and between Matthew Kaplan and Matthew S. Kaplan, 2008 GRAT UAD 02/27/08